NOL

06013901

RECEIVED
2006 MAY 31 P 12:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 May 2006

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Notice of Early Redemption by NOL of S$540 million 4.09 Per Cent. Notes Due 2008. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

Enc
/cl

6/2

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2006\Letter to SEC (Elliott Staffin) - 25May06.DOC

APL
APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2006\Letter to SEC (Elliott Staffin) - 25May06.DOC

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	25-May-2006 17:13:22
Announcement No.	00045

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOTICE OF EARLY REDEMPTION: S$540 MILLION 4.09 PER CENT NOTES DUE 2008
Description	In connection with the early redemption of the above Notes, the Board of Directors of Neptune Orient Lines Limited wishes to announce that the attached notice of early redemption to Noteholders will be published in the Business Times on 26 May 2006.
Attachments:	NOL_Notice_of_Early_Redemption.pdf Total size = **28K** (2048K size limit recommended)

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Notice of Early Redemption

by

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 196800632D

of

S$540,000,000 4.09 Per Cent. Notes Due 2008
(ISIN: SG5222893074)
(the **Notes**)

issued by

NEPTUNE ORIENT LINES LIMITED

as Series 001 of its US$$1,000,000,000 Medium Term Note Programme

---

NOTICE IS HEREBY GIVEN to the holders of the Notes (the **Noteholders**) of Neptune Orient Lines Limited (the **Issuer**) that, pursuant to the provisions of Condition 4(d) of the Notes, the Issuer will redeem all of the outstanding Notes on 27 June 2006 (the **Early Redemption Date**) at their principal amount (the **Redemption Amount**). Accrued interest on the Redemption Amount at the rate of 4.09 per cent. per annum (the **Accrued Interest**) up to (but excluding) the Early Redemption Date will also be paid. Payment of the Redemption Amount and the Accrued Interest will be made on the Early Redemption Date in accordance with the Conditions of the Notes.

This Notice of Early Redemption is dated 26 May 2006.

By Order of the Board

NEPTUNE ORIENT LINES LIMITED